Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2019

Buenos Aires, Argentina, February 20, 2020– Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the fourth quarter (the “Quarter”) and for the fiscal year (the “Fiscal Year”) that ended on December 31, 2019.

HIGHLIGHTS

•

Comprehensive income attributable to Grupo Financiero Galicia S.A. (or “GFG” or “Grupo Financiero Galicia”) for the Fiscal Year amounted to Ps.41,757 million, 191% higher than the Ps.14,352 million recorded in the prior fiscal year. Net income attributable to GFG amounted to Ps.41,557 million, 188% higher than the Ps.14,427 million recorded in the 2018 fiscal year. The profit per share for the Fiscal Year amounted to Ps.29.13, compared to Ps.10.11 per share for the 2018 fiscal year.

•

The results of the Fiscal Year were mainly attributable to the income derived from GFG’s interests in Banco de Galicia y Buenos Aires S.A.U. (or “Banco Galicia” or “the Bank”), for Ps.35,230 million, in Tarjetas Regionales S.A. (or “Tarjetas Regionales”), for Ps.4,679 million, in Sudamericana Holding S.A. (or “Sudamericana Holding”), for Ps.1,005 million, and in Galicia Administradora de Fondos S.A. (or “GAF”), for Ps.307 million, which were increased by a net operating income of Ps.424 million and partially offset by personnel and administrative expenses of Ps.165 million.

•

Comprehensive income attributable to GFG for the Quarter reached Ps.10,260 million, 131% higher than the Ps.4,432 million recorded in the same quarter of the 2018 fiscal year. Net income attributable to GFG amounted to Ps.9,359 million, 111% higher than the Ps.4,428 million recorded in the fourth quarter of the prior fiscal year. Net profit per share for the Quarter amounted to Ps.6.56, compared to Ps.3.10 per share for the same quarter of the 2018 fiscal year.

•

The results of the Quarter were mainly attributable to the income derived from GFG’s interests in Banco Galicia, for Ps.7,193 million, in Tarjetas Regionales, for Ps.1,751 million, in Sudamericana Holding, for Ps.242 million, and in GAF, for Ps.31 million, which were increased by a net operating income of Ps.65 million and partially offset by personnel and administrative expenses of Ps.32 million.

•

The Bank’s market share of loans to the private sector was 11.57% and for deposits from the private sector was 9.92%, increasing 106 basis points (“bp”) and decreasing 116 bp, respectively, as compared to December 31, 2018.

•

As of the end of the Quarter, the minimum capital requirement amounted to Ps.37,662 million, increasing Ps.10,499 million (39%), and the computable capital was Ps.80,785 million, increasing Ps.31,456 million (64%) as compared to the fourth quarter of the 2018 fiscal year. The excess of computable capital over the capital requirement amounted to Ps.43,123 million, and the total capital ratio was 17.57%.

Conference Call:

February 21, 2020, 11:00 am Eastern Time (13:00 Buenos Aires Time)

Call-in number: +1 323-994-2093

Conference ID: 3863907

For more information, contact:

José Luis Ronsini – CFO

Pablo Firvida – IRO Tel.: (5411) 6329-4881

inversores@gfgsa.com www.gfgsa.com

CONSOLIDATED INFORMATION

Consolidated Financial Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Financial Information
Assets	664,125	658,248	565,246	1	17
Net loans and other financing	362,865	338,962	286,953	7	26
Deposits	393,906	379,996	360,097	4	9
Shareholders’ equity attributable to GFG	94,635	84,375	54,878	12	72
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	—	—
Book value per share (in pesos)	66.32	59.13	38.46	719	2,786
Net income attributable to GFG	9,359	11,581	4,428	(19)	111
Net income per share (in pesos)	6.56	8.12	3.10	(156)	346

(1)	10 ordinary shares = 1 ADS.

Selected Ratios	2019		2018	Variation (bp)		Fiscal Year
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18	12M	12M
Return (1) on average assets (2)	5.62	7.05	3.24	(143)	238	6.47	3.37
Return (1) on average shareholders´ equity (2)	41.44	58.15	33.43	(1,671)	801	56.38	30.53
Financial Margin (2) (3)	22.73	20.49	14.66	224	807	20.93	13.68
Efficiency ratio (4)	48.41	36.22	51.75	1,219	(334)	38.77	52.07
Total capital ratio (5)	17.53	16.48	15.11	105	242	—	—
Non-performing loans / Private-sector loans	5.52	5.25	3.51	27	201	—	—
Allowance for loan losses / Private-sector loans	5.71	5.57	3.88	14	183	—	—
Allowance for loan losses / Non-accrual loans	103.38	106.01	110.59	(263)	(721)	—	—
Cost of risk (2)	4.79	3.91	4.74	88	5	5.51	6.80

(1)	Net income attributable to GFG.
(2)	Annualized.
(3)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(5)	Banco Galicia consolidated with Tarjetas Regionales.

Market Indicators	2019		2018	Variation
In pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Market price					(bp)
Shares – BYMA	121.60	81.55	103.30	4,005	1,830
ADS – NASDAQ (in US$)	16.23	13.00	27.57	323	(1,134)
Price BYMA / book value	1.83	1.38	2.69	45	(86)

Average daily volume (in thousands of shares)				(%)
BYMA	1,590	1,907	1,238	(17)	28
NASDAQ (1)	13,412	24,279	9,164	(45)	46

Market share (%)				(bp)
Banco Galicia
Loans to the private sector	11.57	11.43	10.51	14	106
Deposits from the private sector	9.92	10.13	11.08	(21)	(116)
Galicia Administradora de Fondos S.A.	9.60	10.66	10.08	(106)	(48)

(1)	Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

GRUPO FINANCIERO GALICIA

RESULTS FOR THE FISCAL YEAR

Income Statement	2019	2018	Variation (%)
In millions of pesos, except otherwise noted
Results from Equity Investments	41,297	14,316	188

Banco de Galicia y Buenos Aires S.A.U.	35,230	11,536	205
Tarjetas Regionales S.A.	4,679	1,768	165
Galicia Administradora de Fondos S.A.	307	402	(24)
Sudamericana Holding S.A.	1,005	571	76
Other subsidiaries	76	39	95
Net operating income	424	286	48
Administrative expenses	(165)	(116)	42
Other operating income and expenses	(13)	(5)	160
Income tax	14	(54)	(126)

Net income attributable to GFG	41,557	14,427	188

Other comprehensive income	200	(75)	(367)

Comprehensive income attributable to GFG	41,757	14,352	191

Net income attributable to GFG for the Fiscal Year amounted to Ps.41,557 million, which represented a 6.47% annualized return on average assets and a 56.38% return on average shareholder’s equity.

The abovementioned result was mainly attributable to profits from GFG’s interests in Banco Galicia, for Ps.35,230 million, in Tarjetas Regionales, for Ps.4,679 million, in Sudamericana Holding, for Ps.1,005 million, and in GAF, for Ps.307 million.

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Results from Equity Investments	9,319	11,519	4,368	(19)	113

Banco de Galicia y Buenos Aires S.A.U.	7,193	10,091	4,208	(29)	71
Tarjetas Regionales S.A.	1,751	1,139	(22)	54	8,059
Galicia Administradora de Fondos S.A.	31	85	44	(64)	(30)
Sudamericana Holding S.A.	242	228	140	6	73
Other subsidiaries	102	(24)	(2)	(525)	5,200
Net operating income	65	131	105	(50)	(38)
Administrative expenses	(32)	(53)	(15)	(40)	113
Other operating income and expenses	—	(2)	(5)	—	—
Income tax	7	(14)	(25)	(150)	(128)

Net income attributable to GFG	9,359	11,581	4,428	(19)	111

Other comprehensive income	901	(521)	4	273	22,425

Comprehensive income attributable to GFG	10,260	11,060	4,432	(7)	131

Net income attributable to GFG for the Quarter amounted to Ps.9,359 million, which represented a 5.62% annualized return on average assets and a 41.44% return on average shareholders’ equity.

The abovementioned result was mainly attributable to profits from GFG’s interests in Banco Galicia, for Ps.7,193 million, in Tarjetas Regionales, for Ps.1,751 million, in Sudamericana Holding, for Ps.242 million, and in GAF, for Ps.31 million.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Assets
Cash and due from banks	130,819	110,652	143,309	18	(9)
Debt securities	65,690	57,149	75,989	15	(14)
Net loans and other financing	362,865	338,962	286,953	7	26
Other financial assets	72,810	123,771	38,312	(41)	90
Property, bank premises, equipment	14,088	13,890	10,885	1	29
Intangible assets	5,506	5,466	3,744	1	47
Other assets	12,308	8,195	5,650	50	118
Assets available for sale	39	163	404	(76)	(90)

Total assets	664,125	658,248	565,246	1	17

Liabilities
Deposits	393,906	379,996	360,097	4	9
Financing from financial entities	22,724	27,332	19,446	(17)	17
Other financial liabilities	73,666	95,762	69,165	(23)	7
Notes	29,241	26,762	29,984	9	(2)
Subordinated notes	15,499	14,595	9,768	6	59
Other liabilities	31,673	27,003	20,187	17	57

Total liabilities	566,709	571,450	508,647	(1)	11

Shareholders’ equity attributable to third parties	2,781	2,423	1,721	15	62

Shareholders’ equity attributable to GFG	94,635	84,375	54,878	12	72

Total shareholder’s equity	97,416	86,798	56,599	12	72

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Net interest income	14,288	8,657	6,667	65	114
Interest income	33,054	29,294	22,760	13	45
Interest related expenses	(18,766)	(20,637)	(16,093)	(9)	17
Net fee income	6,629	5,397	5,246	23	26
Fee income	8,520	6,981	6,038	22	41
Fee related expenses	(1,891)	(1,584)	(792)	19	139
Net results from financial instruments	8,458	13,539	6,239	(38)	36
Gold and foreign currency quotation differences	3,414	1,869	1,619	83	111
Other operating income	2,732	3,439	2,181	(21)	25
Underwriting income from insurance business	900	816	507	10	78
Loan loss provisions	(4,354)	(3,846)	(3,487)	13	25

Net operating income	32,067	29,871	18,972	7	69

Personnel expenses	(6,543)	(5,133)	(4,291)	27	52
Administrative expenses	(6.996)	(4,631)	(4,345)	51	61
Depreciations and devaluations of assets	(712)	(648)	(353)	10	102
Other operating expenses	(6,429)	(5,355)	(3,621)	20	78

Operating income	11,387	14,104	6,362	(19)	79

Income tax	(1,669)	(2,290)	(1,939)	(27)	(14)

Net income	9,718	11,814	4,423	(18)	120

Net income attributable to third parties	359	233	(5)	54	(7,280)
Net income attributable to GFG	9,359	11,581	4,428	(19)	111
Other comprehensive income(1)	901	(521)	4	(273)	22,425

Total comprehensive income	10,619	11,293	4,427	(6)	140

Comprehensive income attributable to third parties	359	233	(5)	54	(7,280)
Comprehensive income attributable to GFG	10,260	11,060	4,432	(7)	131

(1)	Net of income tax.

Additional Information	2019			2018
	4Q	3Q	2Q	4Q	3Q
Employees	9,718	9,824	9,888	9,926	10,209

Banco Galicia	6,118	6,247	6,256	6,205	6,294
Tarjetas Regionales	3,151	3,161	3,227	3,301	3,488
Galicia Administradora de Fondos	27	29	23	24	22
Sudamericana Holding	395	375	372	380	381
Other subsidiaries	27	12	10	16	24

Branches and other points of sales	544	545	552	558	563

Banco Galicia	326	325	325	325	325
Tarjetas Regionales S.A.	218	220	227	233	238

Deposit Accounts at Banco Galicia (in thousands)	5,279	5,140	4,965	4,781	4,760

Credit Cards (in thousands)	13,544	13,852	13,762	13,800	13,916

Banco Galicia	4,986	5,191	5,118	5,116	5,098
Tarjetas Regionales S.A.	8,558	8,661	8,644	8,684	8,818

GAF’ assets under management (millions of pesos)	81,750	69,222	86,496	80,910	60,404

Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	11.72	12.49	9.51	11.78	11.50
Wholesale price index (IPIM) (%)	13.22	15.94	11.57	8.22	4.50
Acquisition value unit (UVA)	47.16	41.26	38.03	33.97	31.06
Exchange rate (Ps./US$)(1)	59.90	57.56	42.45	43.35	37.81
Badlar (quarterly averages)(2)	48.06	54.67	50.82	41.83	50,21

(1)	References foreign currency exchange rates in accordance with Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the Quarter.
(2)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

BANCO GALICIA

HIGHLIGHTS

•	Net income for the Fiscal Year amounted to Ps.35,230 million, Ps.23,694 million (205%) higher than the figure recorded in the 2018 fiscal year, mainly due to a 100% increase in net operating income.

•

Net income for the Quarter amounted to Ps.7,193 million, Ps.2,985 million (71%) higher than the figure recorded in the same quarter of the 2018 fiscal year, mainly due to a 67% increase in net operating income.

•

Net operating income for the Quarter amounted to Ps.24,698 million, Ps.9,887 million higher than the Ps.14,811 million recorded in the fourth quarter of the 2018 fiscal year, mainly as a consequence of the growth in net interest income and net income from financial instruments, partially offset by higher loan-loss provisions.

•

The credit exposure to the private sector reached Ps.369,472 million for the Quarter, up 28% from Ps.287,891 million recorded in the fourth quarter of the 2018 fiscal year, and deposits reached Ps.397,840 million, up 10% from Ps.361,302 million. As of December 31, 2019, the Bank’s estimated market share of loans to the private sector was 11.57% while its estimated market share of deposits from the private sector was 9.92%.

•

The non-accrual loan portfolio represented 4.43% of total loans to the private sector, recording an increase of 155 bp from the 2.88% recorded at the end of the same quarter of the prior fiscal year, while coverage with allowances for loan losses reached 110.13%.

•

As of the end of the Quarter, the minimum capital requirement amounted to Ps.37,662 million (up Ps.10,499 million or 39%), and the computable capital amounted to Ps.80,785 million (up Ps.31,456 million or 64%). The excess of computable capital over the minimum capital requirement amounted to Ps.43,123 million, and the total capital ratio was 17.57%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A.U. consolidated, except where otherwise noted. Due to the sale of the Bank´s stake in Galicia Valores S.A., since the third quarter of the 2019 fiscal year figures reflect the balances of Banco Galicia on an individual basis. The balances of the previous quarters reflect those of Banco Galicia consolidated line by line with Galicia Valores S.A. and, until the first quarter of the 2019 fiscal year, consolidated with Saturno Financial Trust.

RESULTS FOR THE FISCAL YEAR

Income Statement	2019	2018	Variation (%)
In millions of pesos, except otherwise noted
Net interest income	21,339	19,247	11
Net fee income	13,012	10,248	27
Net results from financial instruments	53,493	14,018	282
Gold and foreign currency quotation differences	7,134	3,100	130
Other operating income	12,865	5,727	125
Loan-loss provisions	(16,073)	(6,511)	147

Net operating income	91,770	45,829	100

Personnel expenses	(14,793)	(9,498)	56
Administrative expenses	(14,344)	(8,618)	66
Depreciations and devaluations of assets	(1,887)	(837)	125
Other operating expenses	(17,297)	(10,477)	65

Operating income	43,449	16,399	165

Results from associates and joint businesses	180	110	64
Income tax	(8,399)	(5,023)	67
Result from discontinued activities(1)	—	51	(100)

Net Income	35,230	11,537	205

Net Income attributable to third parties	—	1	(100)

Net income attributable to Banco Galicia	35,230	11,536	205

Other comprehensive income	212	(65)	(426)

Total comprehensive income	35,442	11,472	209

(1)	Net of income tax.

Profitability and Efficiency	2019	2018	Variation (bp)
Percentages, except otherwise noted
Return (1) on average assets	6.60	3.19	341
Return (1) on average shareholders’ equity	58.15	30.86	2,729
Financial margin(1)(2)	19.43	12.29	714
Efficiency ratio (3)	32.62	51.50	(1,888)

(1)	Annualized.
(2)

Net interest income, plus net fee income, plus net result from financial instruments, plus foreign currency quotation differences, plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses, plus administrative expenses, plus depreciation and devaluations of assets, divided by net interest income, plus net fee income, plus net result from financial instruments, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income.

During the Fiscal Year, net income attributable to Banco Galicia amounted to Ps.35,230 million, Ps.23,694 million (205%) higher than the Ps.11,536 million profit recorded for the same quarter of the previous fiscal year, which represented a 6.60% annualized return on average assets and a 58.15% return on average shareholder’s equity.

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Net interest income	12,119	6,562	4,623	85	162
Net fee income	3,668	2,928	2,978	25	23
Net results from financial instruments	7,617	12,945	6,026	(41)	26
Gold and foreign currency quotation differences	3,250	1,678	1,678	94	94
Other operating income	2,065	2,488	1,561	(17)	32
Loan-loss provisions	(4,021)	(2,767)	(2,055)	45	96

Net operating income	24,698	23,834	14,811	4	67

Personnel expenses	(4,846)	(3,723)	(2,916)	30	66
Administrative expenses	(5,200)	(3,230)	(2,522)	61	106
Depreciations and devaluations of assets	(508)	(482)	(249)	5	104
Other operating expenses	(5,175)	(4,408)	(3,094)	17	67

Operating income	8,969	11,991	6,030	(25)	49

Results from associates and joint businesses	41	57	24	(28)	71
Income tax	(1,817)	(1,957)	(1,846)	(7)	(2)

Net Income	7,193	10,091	4,208	(29)	71

Other comprehensive income	874	(486)	3	(280)	29,033

Total comprehensive income	8,067	9,605	4,211	(16)	92

Profitability and Efficiency	2019		2018	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Return (1) on average assets	5.12	6.82	3.68	(170)	144
Return (1) on average shareholders’ equity	38.26	61.39	39.99	(2,313)	(173)
Financial margin(1)(2)	21.02	19.05	13.95	197	707
Efficiency ratio (3)	44.62	33.61	47.61	1,101	(299)

(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

During the Quarter, net income attributable to Banco Galicia amounted to Ps.7,193 million, Ps.2,985 million (71%) higher than the Ps.4,208 million for the same quarter of the previous year, as a consequence of a Ps.9,887 million (67%) higher net operating income, which was mainly due to the Ps.7,496 million (162%) growth of the net interest income.

Net Interest Income	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Interest income	29,238	25,374	18,840	15	55

Private sector securities	(27)	25	34	(208)	(179)
Public sector securities	1,288	882	576	46	124
Loans and other financing	25,920	20,540	18,183	26	43
Financial sector	980	696	621	41	58
Non-financial private sector	24,940	19,844	17,562	26	42
Overdrafts	2,842	3,244	3,052	(12)	(7)
Promissory notes	7,176	4,329	3,193	66	125
Mortgage notes	3,790	2,283	2,568	66	48
Pledge loans	150	235	71	(36)	111
Personal loans	2,867	2,500	2,118	15	35
Credit-card loans	6,714	5,643	5,268	19	27
Financial leases	137	146	171	(6)	(20)
Other	1,264	1,464	1,121	(14)	13
Other interest-earning assets	2,057	3,925	47	(48)	4,277

Interest expenses	(17,119)	(18,810)	(14,217)	(9)	20

Deposits from the non-financial private sector	(14,973)	(16,631)	(12,309)	(10)	22
Saving accounts	(1)	(2)	(1)	(50)	—
Time deposits and term investments	(13,699)	(14,279)	(10,626)	(4)	29
Other	(1,273)	(2,350)	(1,682)	(46)	(24)
Financing from financial institutions	(328)	(359)	(356)	(9)	(8)
Repurchase agreement transactions	(144)	(77)	(22)	87	555
Other interest-bearing liabilities	(324)	(332)	(195)	(2)	66
Notes	(1,350)	(1,411)	(1,335)	(4)	1

Net interest income	12,119	6,562	4,623	85	162

Net interest income for the Quarter amounted to Ps.12,119 million, representing a Ps.7,496 million (162%) increase as compared to the Ps.4,623 million profit recorded from the same quarter of the 2018 fiscal year.

Interest income for the Quarter reached Ps.29,238 million, up 55% from the Ps.18,840 million recorded in the same quarter of the 2018 fiscal year. This increase was primarily a consequence of a Ps.7,737 million higher interest on loans and other financing and of Ps.2,010 million from repurchase agreement transactions.

Interest expenses amounted to PS.17,119 million, up 20% from the same quarter of the 2018 fiscal year, mainly due to higher interest on time deposits and term investments, which amounted to Ps.3,073 million (29%).

Yield and Rates(1)		2019			2018		Variation (%/ bp)
Average balances: in millions of pesos		4Q		3Q		4Q		vs 3Q19		vs 4Q18
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
In pesos	270,272	51.79	269,968	52.44	194,082	49.70	—	(65)	39	209

Government securities	59,591	58.04	88,913	58.12	49,073	57.71	(33)	(8)	21	33
Loans	192,239	50.01	153,345	47.66	141,109	46.74	25	235	36	327
Other interest-earning assets	18,442	50.10	27,710	60.64	3,900	56.21	(33)	(1,054)	373	(611)

In foreign currency	107,070	4.93	127,375	2.51	93,409	5.90	(16)	242	15	(97)

Government securities	12,238	(13.14)	12,509	(38.31)	2,627	(1.07)	(2)	2,517	366	(1,207)
Loans	93,251	7.21	113,421	6.94	88,812	6.07	(18)	27	5	114
Other interest-earning assets	1,581	10.37	1,445	7.75	1,970	7.51	9	262	(20)	286

Interest-earning assets	377,342	38.49	397,343	36.43	287,491	35.47	(5)	206	31	302

In pesos	169,953	38.19	179,124	38.58	144,635	38.03	(5)	(39)	18	16
Saving accounts	37,708	1.64	34,241	1.00	27,358	1.46	10	64	38	18
Time deposits	119,987	48.90	132,114	49.86	103,448	47.01	(9)	(96)	16	189
Debt securities	8,750	42.38	9,532	11.88	10,503	42.31	(8)	3,050	(17)	7
Other interest-bearing liabilities	3,508	54.39	3,237	54.37	3,326	45.82	8	2	5	857

In foreign currency	149,083	2.35	182,435	1.77	151,755	1.29	(18)	58	(2)	106

Saving accounts	79,942	—	113,649	—	90,227	—	(30)	—	(11)	—
Time deposits	25,991	2.12	27,697	0.91	33,926	0.61	(6)	121	(23)	151
Debt securities	20,714	8.07	20,951	7.92	12,910	7.56	(1)	15	60	51
Other interest-bearing liabilities	22,436	5.69	20,138	6.50	14,692	5.25	11	(81)	53	44

Interest-bearing liabilities	319,036	21.44	361,559	20.01	296,390	19.22	(12)	143	8	222

(1)	Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator

The average interest-earning assets amounted to Ps.377,342 million, growing Ps.89,851 million (31%) as compared to the fourth quarter of the previous fiscal year, primarily as a consequence of the Ps.51,130 million (36%) increase in the average peso-denominated loan-portfolio and of the Ps.14,542 million (373%) in the average balance of other interest-earning assets.

Average interest-bearing liabilities reached Ps.319,036 million, increasing Ps.22,646 million (8%) during the same period, primarily due to increases of Ps.16,539 million (16%) and Ps.10,350 million (38%) in peso-denominated time deposits and saving accounts, respectively

The average yield on interest-earning assets for the Quarter was 38.49%, representing a 302 bp increase as compared to the same quarter of the prior fiscal year, mainly due to an increase of 327 bp in the average yield on peso-denominated loans and of 286 bp on other interest-earning assets in foreign currency. Likewise, the average cost of interest-bearing liabilities was 21.44%, with a 222 bp increase as compared to the fourth quarter of the prior fiscal year, mainly due to the 857 bp increase in the average interest rate on other interest-bearing liabilities in pesos and the 189 bp increase in the interest rate on peso-denominated time deposits.

Net Fee Income	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Credit cards	2,179	1,540	1,576	41	38
Deposit accounts	952	765	847	24	12
Insurance	216	189	163	14	33
Financial fees	52	59	58	(12)	(10)
Credit- related fees	29	24	27	21	7
Foreign trade	346	379	248	(9)	40
Collections	304	279	176	9	73
Utility-Bills collection services	456	375	228	22	100
Mutual Funds	198	183	125	8	58
Other	293	306	233	(4)	26

Total fee income	5,025	4,099	3,681	23	37

Total expenditures	(1,357)	(1,171)	(703)	16	93

Net fee income	3,668	2,928	2,978	25	23

Net fee income amounted to Ps.3,668 million, up 23% from the Ps.2,978 million recorded in the fourth quarter of the previous fiscal year. The increase in fees of note were those related to credit-cards (Ps.603 million or 38%).

Net Income from Financial Instruments	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Government securities	7,063	11,052	6,482	(36)	9
Argentine Central Bank	7,613	13,343	6,113	(43)	25
Other	(550)	(2,291)	369	(76)	(249)
Private sector securities	320	209	174	53	84
Derivative financial instruments	234	1,684	(630)	(86)	(137)
Forward transactions	245	1,707	(546)	(86)	(145)
Interest-rate swaps	(11)	(23)	(84)	(52)	(87)

Net income from financial instruments	7,617	12,945	6,026	(41)	26

Net income from financial instruments for the Quarter amounted to Ps.7,617 million, up Ps.1,591 million from the Ps.6,026 million recorded in the same quarter of the 2018 fiscal year, as a consequence of the increase in results from government securities, due to a higher holding of instruments issued by the Argentine Central Bank (Leliq).

During the Quarter a Ps.3,250 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.1,678 million profit from the same quarter of the 2018 fiscal. This result includes a Ps.2,799 million gain from foreign-currency trading.

Other Operating Income	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Other financial income(1)(2)	130	744	(71)	(83)	283
Fees from bundles of products(1)	977	877	641	11	52
Rental of safe deposit boxes(1)	185	154	120	20	54
Other fee income(1)	193	177	131	9	47
Other adjustments and interest on miscellaneous receivables	308	367	413	(16)	(25)
Other	272	169	327	61	(17)

Total other operating income	2,065	2,488	1,561	(17)	32

(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other Operating Income for the Quarter reached Ps.2,065 million, increasing Ps.504 million from the Ps.1,561 million profit recorded in the fourth quarter of the 2018 fiscal year. Of note with respect to such increase Other Operating Income was the significant increase in fees from bundles of products, which grew Ps.336 million (52%).

Provisions for loan losses for the Quarter amounted to Ps.4,021 million, Ps.1,966 million higher than those recorded in the same quarter of the prior fiscal year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situations as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.4,846 million, increasing 66% from the same quarter of the 2018 fiscal year, mainly due to salary increase agreements with the union.

Administrative Expenses	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Fees and compensations for services	690	262	168	163	311
Fees to directors and syndics	9	9	9	—	—
Publicity, promotion and research expenses	214	209	167	2	28
Taxes	774	668	492	16	57
Maintenance and communications	1,668	385	342	333	388
Electricity and communications	294	264	185	11	59
Stationery and office supplies	74	60	30	23	147
Rentals(1)	—	—	144	—	N/A
Hired administrative services	607	307	303	98	100
Security	97	100	123	(3)	(21)
Insurance	24	21	18	14	33
Other	749	945	541	(21)	38

Total administrative expenses	5,200	3,230	2,522	61	106

(1)

As of fiscal year 2019, due to the application of IFRS 16, rentals are recognized as a right-of-use asset and a financial liability, consequently the results are exposed in depreciation and other operating expenses, respectively.

Administrative expenses for the Quarter totaled Ps.5,200 million, up 106% in the same period, as a consequence of higher maintenance expenses, for Ps.1,326 million (388%), and higher fees and compensation for services, for Ps.522 million (311%), as compared to the fourth quarter of the 2018 fiscal year.

Depreciation and devaluation of assets amounted to Ps 508 million, up 104% from the fourth quarter of the 2018 fiscal year. This loss includes Ps.106 million from financial leases.

Other Operating Expenses	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Contribution to the Deposit Insurance Fund(1)(2)	182	190	143	(4)	27
Other financial expenses(1)(2)	386	601	222	(36)	74
Turnover tax	2,649	2,134	1,779	24	49
On financial income(1)(2)	1,836	1,542	1,228	19	50
On fees(1)	718	519	487	38	47
On other items	95	73	64	30	48
Other fee-related expenses(1)	1,366	1,090	808	25	69
Claims	111	64	66	73	68
Other	481	329	76	46	533

Total other operating expenses	5,175	4,408	3,094	17	67

(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other Operating Expenses reached Ps.5,175 million, increasing Ps.2,081 million (67%) from the Ps.3,094 million recorded in the fourth quarter of the 2018 fiscal year.

The income tax charge was Ps.1,817 million, Ps.29 million lower than in the fourth quarter of the 2018 fiscal year. In the second quarter of the 2019 fiscal year, the income tax charge was adjusted as a result of the application of the tax inflation adjustment established by the income tax law.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Assets
Cash and due from banks	129,142	109,545	142,049	18	(9)
Debt securities	65,698	57,728	75,974	14	(14)
Net loans and other financing	312,029	297,322	243,276	5	28
Other financial assets	64,684	115,985	33,135	(44)	95
Equity investments in subsidiaries, associates and joint businesses	254	272	203	(7)	25
Property, bank premises, equipment	12,389	12,279	9,869	1	26
Intangible assets	4,432	4,776	3,260	(7)	36
Other assets	7,427	3,978	842	87	782
Assets available for sale	39	163	404	(76)	(90)

Total assets	596,094	602,048	509,012	(1)	17

Liabilities
Deposits	397,840	382,810	361,302	4	10
Financing from financial entities	20,456	27,010	17,491	(24)	17
Other financial liabilities	40,235	71,847	47,484	(44)	(15)
Notes	18,909	14,503	15,528	30	22
Subordinated notes	15,499	14,595	9,768	6	59
Other liabilities	25,244	21,439	13,468	18	87

Total liabilities	518,183	532,204	465,041	(3)	11

Shareholders’ equity	77,911	69,844	43,971	12	77

Foreign currency assets and liabilities
Assets	198,403	224,394	200,001	(12)	(1)
Liabilities	199,238	217,223	200,421	(8)	(1)
Net forward purchases/(sales) of foreign currency (1)	24	(1,106)	102	(102)	(76)

Net global position in foreign currency	(811)	6,065	(318)	(113)	155

(1)	Recorded off-balance sheet.

LEVEL OF ACTIVITY

Financing to the Private Sector(1)	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
In pesos	253,215	220,834	170,640	15	48

Loans	198,785	173,418	131,792	15	51
UVA-adjusted loans	26,935	24,907	17,438	8	54
Financial leases	855	982	1,361	(13)	(37)
Debt securities	217	321	411	(32)	(47)
Other financing(2)	26,423	21,206	19,638	25	35

In foreign currency	116,257	127,748	117,251	(9)	(1)

Loans	92,069	104,601	93,773	(12)	(2)
Financial leases	1,521	1,610	1,013	(6)	50
Debt securities	288	1,606	4,293	(82)	(93)
Other financing(2)	22,379	19,931	18,172	12	23

Total financing to the private sector	369,472	348,582	287,891	6	28

(1)	Includes IFRS adjustment.
(2)	Includes certain off-balance sheet accounts related to guarantees granted.

As of December 31, 2019, the total financing to the private sector reached Ps.369,472 million, representing a 28% increase from the prior fiscal year, mainly as a consequence of the growth of the peso-denominated loan portfolio (51%). Dollar-denominated loans, measured in dollars, decreased 38% from the same quarter of the 2018 fiscal year.

Market Share(1)	2018	2019	2018	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Total loans	11.59	11.51	10.62	8	97
Loans to the private sector	11.57	11.43	10.51	14	106

(1)	According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of December 31, 2019, was 11.57%, increasing 106 bp from December 31, 2018.

Breakdown of loans and other financing	2019		2018	Variation(%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Financial entities	10,818	10,634	7,943	2	36

Loans	10,796	10,633	7,942	2	36
Other financing	22	1	1	2,100	2,100

Non-financial private sector and residents abroad	316,946	300,250	242,691	6	31

Loans	306,993	292,293	235,061	5	31
Overdrafts	16,560	23,716	14,430	(30)	15
Promissory notes	75,212	66,093	36,101	14	108
Mortgage loans	15,053	14,772	11,793	2	28
Pledge loans	3,209	3,137	998	2	222
Personal loans	26,565	25,961	25,312	2	5
Credit-card loans	95,268	78,913	67,709	21	41
Other Loans	61,306	69,794	74,735	(12)	(18)
Accrued interest, adjustments and foreign currency quotation differences receivable	15,141	11,196	5,395	35	181
Documented interest	(1,321)	(1,289)	(1,412)	2	(6)
Financial leases	2,376	2,592	2,374	(8)	—
Other financing	7,577	5,365	5,256	41	44

Non-financial public sector	7	—	12	N/A	(42)

Total loans and other financing	327,771	310,884	250,646	5	31

Allowances	(15,742)	(13,562)	(7,370)	16	114

Loans	(15,488)	(13,294)	(7,263)	17	113
Financial leases	(44)	(34)	(29)	29	52
Other financing	(210)	(234)	(78)	(10)	169

Net loans and other financing	312,029	297,322	243,276	5	28

As of December 31, 2019, net loans and other financing after provisions amounted to Ps.312,029 million, growing 28% from December 31, 2018, mainly due to a 31% increase in loans to the private sector. Higher growth was recorded in promissory notes, representing a 108% increase.

Loans by Type of Borrower	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Large corporations	111,627	119,836	91,754	(7)	22
SMEs	66,633	61,457	48,462	8	37
Individuals	126,059	112,226	93,253	12	35
Financial sector	10,796	10,633	7,942	2	36
Residents abroad	7,404	2,938	5,248	152	41
Other	1,258	506	554	149	127
IFRS adjustment	(5,981)	(4,670)	(4,198)	28	42

Total loans	317,796	302,926	243,015	5	31

Allowances	(15,488)	(13,294)	(7,263)	17	113

Net total loans	302,308	289,632	235,752	4	28

Loans by Sector of Activity	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Financial sector	10,796	10,633	7,942	2	36
Residents abroad	7,404	2,938	5,248	152	41
Services	27,896	26,328	13,771	6	103
Agriculture and livestock	47,804	40,798	31,852	17	50
Consumer	126,073	112,239	93,282	12	35
Retail and wholesale trade	23,101	24,209	20,589	(5)	12
Construction	4,500	4,362	3,224	3	40
Manufacturing industry	48,598	59,726	50,537	(19)	(4)
Other	27,605	26,363	20,768	5	33
IFRS adjustment	(5,981)	(4,670)	(4,198)	28	42

Total loans	317,796	302,926	243,015	5	31

Allowances	(15,488)	(13,294)	(7,263)	17	113

Net total loans	302,308	289,632	235,752	4	28

In the last twelve months, loans to the private sector registered growth, particularly in those granted to individuals (Ps.32,806 million or 35%), to large corporations (Ps.19,873 million or 22%) and to SMEs (Ps.18,171 million or 37%). By sector of activity, higher growth was recorded in the consumer sector (Ps.32,791 million or 35%), in the agricultural and livestock sector (Ps.15,952 million or 50%) and in services (Ps.14,125 million or 103%).

Net Exposure to the Argentine Public Sector(1)	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Government securities’ net position	80,900	72,076	84,204	12	(4)

Leliq	58,141	45,759	70,157	27	(17)
Botes	10,830	11,254	8,986	(4)	21
Other	11,929	15,063	5,061	(21)	136

Other receivables resulting from financial brokerage	30,057	46,539	2,059	(35)	1,360

Repurchase agreement transactions – BCRA	29,996	46,501	2,002	(35)	1,398
Loans and other financing	29	1	13	2,800	123
Trust certificates of participation and securities	32	37	44	(14)	(27)

Total exposure to the public sector	110,957	118,615	86,263	(6)	29

(1)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of December 31, 2019, the Bank’s exposure to the public sector amounted to Ps.110,957 million, recording a 29% increase during the last twelve months. Excluding the exposure to the Argentine Central Bank (with respect to Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.22,820 million (4% of total assets), while as of December 31, 2018, it amounted to Ps.14,104 million (3% of total assets).

Deposits	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
In pesos	251,529	226,302	198,601	11	27

Current accounts	67,856	55,789	40,069	22	69
Saving accounts	59,494	53,697	61,129	11	(3)
Time deposits	116,688	108,660	90,143	7	29
UVA-adjusted time deposits	750	550	1,984	36	(62)
Other	1,697	1,983	1,273	(14)	33
Interests and adjustments	5,044	5,623	4,003	(10)	26

In foreign currency	146,311	156,508	162,701	(7)	(10)

Saving accounts	120,980	132,072	137,796	(8)	(12)
Time deposits	24,330	23,365	24,064	4	1
Other	938	1,035	793	(9)	18
Interests and adjustments	63	36	48	75	31

Total deposits	397,840	382,810	361,302	4	10

As of December 31, 2019, the Bank’s deposits amounted to Ps.397,840 million, representing a 10% increase during the last twelve months. Peso-denominated deposits increased 27% during the same period, mainly due to a Ps.27,787 million (69%) increase in deposits in current accounts and to a Ps.26,545 million (29%) increase in time deposits. Dollar-denominated deposits, measured in dollars, decreased 43% in the last twelve months.

At the end of the Quarter, there were 5,2 million deposit accounts, 11% more than a year before.

Market Share(1)	2018	2019	2018	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Total deposits	8.23	8.41	8.85	(18)	(62)
Private sector deposits	9.92	10.13	11.08	(21)	(116)

(1)	According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of December 31, 2019, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.92%, recording a 116 bp decrease from a year before.

Financial Liabilities	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Financial entities	20,456	27,010	17,491	(24)	17
Financing from credit-card purchases	17,333	13,463	15,274	29	13
Notes	18,909	14,503	15,528	30	22
Subordinated notes	15,499	14,595	9,768	6	59
Creditor from purchases of foreign currency	1,643	38,645	14,410	(96)	(89)
Collections on account of third parties	11,736	10,400	7,647	13	53
Other financial liabilities	9,523	9,339	10,153	2	(6)

Total financial liabilities	95,099	127,955	90,271	(26)	5

Financial liabilities at the end of the Quarter amounted to Ps.95,099 million, Ps.4,828 million (5%) higher than the Ps.90,271 million recorded a year before. This growth was mainly due to a Ps.5,731 million (59%) increase resulting from subordinated notes as consequence of the evolution of the foreign exchange rate, and to a Ps.4,089 million (53%) increase in collections on account of third parties.

ASSET QUALITY

Loan Portfolio Quality	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Non-accrual loans(1)	14,064	12,024	7,003	17	101

With preferred guarantees	1,286	1,015	492	27	161
With other guarantees	1,325	1,060	737	25	80
Without guarantees	11,453	9,949	5,774	15	98

Allowance for loan losses	15,488	13,294	7,263	17	113

Relevant ratios (%)				Variation (bp)
Non-accrual loans to private-sector loans	4.43	3.97	2.88	46	155
Allowance for loan losses to private-sector loans	4.87	4.39	2.99	48	188
Allowance for loan losses to non-accrual loans	110.13	110.56	103.71	(43)	642
Non-accrual loans with guarantees to non-accrual loans	18.57	17.26	17.55	131	102
Cost of risk(2)	5.15	3.08	3.56	207	159

(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2)	Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.14,064 million as of December 31, 2019, representing 4.43% of total loans to the private-sector, increasing 155 bp from the 2.88% ratio recorded from a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 110.13% as of the end of the Quarter, as compared to 103.71% from the prior fiscal year.

In terms of total financing (defined as loans, certain other receivable financial asset accounts, guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 3.92% of total financing to the private-sector, and its coverage with allowances for loan losses reached 110.19%, compared to 2.54% and 101.82% of a year before, respectively.

Analysis of Loan Loss Experience	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Allowance for loan losses at the beginning of the Quarter
Changes in the allowance for loan losses	13,294	12,697	6,157	5	116

Provisions charged to income
Provisions charged to income	3,636	2,139	1,954	70	86
Charge offs	(1,347)	(1,455)	(848)	(7)	59
Others	(95)	(87)	—	9	—

Allowance for loan losses at the end of the Quarter	15,488	13,294	7,263	17	113

Charge to the income statement
Provisions charged to income(1)	(3,636)	(2,139)	(1,954)	70	86
Direct charge offs(1)	(136)	(112)	(90)	21	51
Bad debts recovered	57	68	43	(16)	33

Net charge to the income statement	(3,715)	(2,183)	(2,001)	70	86

(1)	Item included for calculating the cost of risk.

During the Quarter, Ps.1,347 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.136 million were made.

CAPITALIZATION AND LIQUIDITY

Regulatory Capital	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Minimum capital required (A)	37,662	36,905	27,163	2	39

Allocated to credit risk	29,149	28,809	22,171	1	31
Allocated to market risk	905	1,392	969	(35)	(7)
Allocated to operational risk	7,608	6,704	4,023	13	89

Computable capital (B)	80,785	73,457	49,329	10	64

Tier I	61,393	54,718	36,584	12	68
Tier II	19,392	18,739	12,745	3	52

Excess over required capital (B) (A)	43,123	36,552	22,166	18	95

Risk weighted assets	459,900	449,140	325,853	2	41

					Variation (bp)
Total capital ratio (%)	17.57	16.36	15.14	121	243
Tier I capital ratio (%)	13.35	12.18	11.23	117	212

As of December 31, 2019, the Bank’s computable capital amounted to Ps.80,785 million, Ps.43,123 million (115%) higher than the Ps.37,662 million minimum capital requirement. As of December 31, 2018, this excess amounted to Ps.22,166 million (82%).

The minimum capital requirement increased Ps.10,499 million as compared to December 31, 2018, mainly due to the growth of the private-sector loan portfolio, which was due to the evolution of the foreign exchange rate. Computable capital increased Ps.31,456 million in the same period, primarily as consequence of a Ps.24,809 million increase in Tier I, which was due to an increase in certain results, that were partially offset by higher regulatory deductions. Tier II capital increased Ps.6,647 million as a consequence of the effect of the evolution of the foreign exchange rate on subordinated debt. The total capital ratio was 17.57%, increasing 243 bp during the last twelve months.

Liquidity	2019		2018	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Cash and due from banks	129,142	109,545	142,049	18	(9)
Government securities	54,239	20,240	62,388	168	(13)
Call-money	1,101	1,587	1,952	(31)	(44)
Overnight placements in correspondent banks	7,398	2,928	5,242	153	41
Repurchase agreement transactions	29,996	46,242	(419)	(35)	(7,259)
Escrow accounts	7,526	6,881	5,188	9	45

Total liquid assets	229,402	187,423	216,400	22	6

Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	92.38	77.59	90.55	1,479	183
Liquid assets (*) as a percentage of total deposits	57.66	48.96	59.89	870	(223)

(*)

Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of December 31, 2019, the Bank’s liquid assets represented 92.38% of the Bank’s transactional deposits and 57.66% of its total deposits, as compared to 90.55% and 59.89%, respectively, as of December 31, 2018.

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated line by line with its subsidiaries.

RESULTS FOR THE FISCAL YEAR

Income Statement	2019	2018	Variation (%)
In millions of pesos, except otherwise noted
Net interest income	7,878	7,516	5
Net fee income	10,242	9,136	12
Net results from financial instruments	2,105	696	202
Gold and foreign currency quotation differences	115	(50)	330
Other operating income	3,369	956	252
Loan loss provisions	(4,331)	(3,816)	13

Net operating income	19,378	14,438	34

Personnel expenses	(4,556)	(3,940)	16
Administrative expenses	(5,014)	(5,304)	(5)
Depreciations and devaluations of assets	(569)	(286)	99
Other operating expenses	(3,845)	(1,907)	102

Operating income	5,394	3,001	80

Income tax	243	(871)	(128)

Net income	5,637	2,130	165

Profitability and Efficiency	2019	2018	Variation (bp)
Percentages, except otherwise noted
Return(1) on average assets	10.18	4.93	525
Return(1) on average shareholders’ equity	44.89	22.36	2,253
Financial margin(1)(2)	17.04	17.02	2
Efficiency ratio (3)	53.38	61.62	(824)

(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Net interest income	1,905	1,786	1,792	7	6
Net fee income	3,163	2,750	2,511	51	26
Net results from financial instruments	744	573	218	30	241
Gold and foreign currency quotation differences	114	46	(50)	148	328
Other operating income	682	944	292	(28)	134
Loan loss provisions	(399)	(1,078)	(1,432)	(63)	(72)

Net operating income	6,209	5,021	3,331	24	86

Personnel expenses	(1,387)	(1,174)	(1,200)	18	16
Administrative expenses	(1,603)	(1,232)	(1,598)	30	—
Depreciations and devaluations of assets	(172)	(137)	(83)	26	107
Other operating expenses	(1,158)	(933)	(512)	24	126

Operating income	1,889	1,545	(62)	22	(3,147)

Income tax	221	(173)	36	(228)	514

Net income	2,110	1,372	(26)	54	8,215

Profitability and Efficiency	2019		2018	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Return(1) on average assets	14.36	9.64	(0.21)	472	1,457
Return(1) on average shareholders’ equity	57.30	40.10	(1.02)	1,720	5,832
Financial margin(1)(2)	23.03	10.49	14.61	1,254	842
Efficiency ratio (3)	59.34	58.53	72.42	81	(1,308)

(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

During the Quarter, Tarjetas Regionales recorded a Ps.2,110 million net income, Ps.2,136 million higher than the loss recorded in the same quarter of the 2018 fiscal year. This profit represented a 14.36% annualized return on average assets and a 57.30% return on average shareholders’ equity, as compared to (0.21)% and (1.02)%, respectively, from the fourth quarter of the 2018 fiscal year.

Net operating income amounted to Ps.6,209 million, increasing 86% from the fourth quarter of the 2018 fiscal year, mainly as a consequence of the Ps.652 million (26%) increase in net fee income.

Provisions for loan losses for the Quarter amounted to Ps.399 million, 72% lower than the Ps.1,432 million recorded in the same quarter of the prior fiscal year.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2019		2018	Variation (bp)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Assets
Cash and due from banks	4,127	3,530	1,365	17	202
Debt securities	—	—	54	—	(100)
Net loans and other financing	50,036	41,424	45,313	21	10
Other financial assets	5,875	5,383	3,628	9	62
Property, bank premises, equipment	1,469	1,396	835	5	76
Intangible assets	1,020	627	423	63	141
Other non-financial assets	2,932	2,496	1,090	17	169

Total assets	65,459	54,856	52,708	19	24

Liabilities
Financing from financial entities	2,938	300	2,131	879	38
Other financial liabilities	31,891	24,439	23,244	30	37
Notes	10,508	13,026	14,979	(19)	(30)
Other non-financial liabilities	3,760	2,839	2,232	32	68

Total liabilities	49,097	40,604	42,586	21	15

Shareholders’ equity	16,362	14,252	10,122	15	62

ASSET QUALITY

Loan Portfolio Quality	2T	2019	2018	Variation (%)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Non-accrual loans(1)	6,522	6,404	3,322	2	96
Allowances for loan losses	5,793	6,241	4,045	(7)	43

Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	11.77	13.45	6.84	(168)	493
Allowance for loan losses to loans to the private sector	10.45	13.10	8.33	(265)	212
allowance for loan losses to non-accrual loans	88.82	97,45	121,76	(863)	(3,294)
Cost of risk (2)	2.54	8.99	12.44	(645)	(990)

(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2)	Annualized.

Analysis of Loan Loss Experience	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Allowances for loan losses
At the beginning of the Quarter	6,241	5,772	3,110	8	101

Changes in the allowance for loan losses
Provisions charged to income	206	990	1,350	(79)	(85)
Reversals of allowances for loan losses	(455)	(415)	—	10	—
Charge offs(1)	(199)	(106)	(415)	88	(52)

Allowance for loan losses at the end of the Quarter	5,793	6,241	4,045	(7)	43

Charge to the income statement
Provisions charged to income(1)	(206)	(990)	(1,350)	(79)	(85)
Direct charge offs(1)	(91)	(88)	(83)	3	10
Bad debt recovered	59	42	59	40	—

Net charge to the income statement	(238)	(1,036)	(1,374)	(77)	(83)

(1)	Item included for calculating the cost of risk.

GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE FISCAL YEAR

Income Statement	2019	2018	Variation (bp)
In millions of pesos, except otherwise noted
Net interest income	—	20	(100)
Net fee income	—	(1)	(100)
Net results from financial instruments	110	153	(28)
Gold and foreign currency quotation differences	18	6	200
Other operating income	532	591	(10)

Net operating income	660	769	(14)

Personnel and administrative expenses	(197)	(126)	56
Other operating expenses	(39)	(39)	—

Operating income	424	604	(30)

Income tax	(107)	(182)	(41)

Net income	317	422	(25)

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Net interest income	—	—	10	—	(100)
Net results from financial instruments	30	20	3	50	900
Gold and foreign currency quotation differences	3	14	(1)	(79)	(400)
Other operating income	137	127	90	8	52

Net operating income	170	161	102	6	67

Personnel and administrative expenses	(95)	(39)	(29)	144	228
Other operating expenses	(15)	(8)	(6)	88	150

Operating income	60	114	67	(47)	(10)

Income tax	(29)	(29)	(21)	—	38

Net income	31	85	46	(64)	(33)

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation (%)
In millions of pesos, except otherwise noted	4Q19	3Q19	4Q18	vs 3Q19	vs 4Q18
Fima Premium	68,787	56,905	29,475	21	133
Fima Ahorro Pesos	2,664	2,284	9,892	17	(73)
Fima Ahorro Plus	2,732	2,339	9,968	17	(73)
Fima Capital Plus	113	103	205	10	(45)
Fima Renta en Pesos	232	125	245	86	(5)
Fima Renta Plus	146	73	145	99	—
Fima Abierto Pymes	584	499	313	17	87
Fima Acciones	402	294	328	37	22
Fima PB Acciones	691	540	718	28	(4)
Fima Mix I	57	4	7	1,328	716
Fima Renta Dolares I	2,059	2,160	7,352	(5)	(72)
Fima Renta Dolares II	674	659	1,564	2	(57)
Fima Renta Acciones Latinoamerica	116	163	13	(29)	789
Fima Renta Fija Internacional	2,493	3,074	179	(19)	1,293

Total Assets Under Management	81,750	69,222	60,404	18	35

SELECTED FINANCIAL INFORMATION

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Assets
Cash and due from banks	121	68	35	78	246
Other financial assets	305	278	635	10	(52)
Other non-financial assets	8	11	4	(27)	100

Total assets	434	357	674	22	(36)

Liabilities
Other non-financial liabilities	57	10	229	470	(75)

Total liabilities	57	10	229	470	(75)

Shareholders’ equity	377	347	445	9	(15)

SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE FISCAL YEAR

Income Statement	2019	2018	Variation (bp)
In millions of pesos, except otherwise noted
Earned premium	4,555	3,784	20
Incurred claims	(633)	(478)	32
Withdrawals	(10)	(5)	100
Life annuities	(10)	(7)	43
Acquisition and general expenses	(2,280)	(2,016)	13
Other income and expenses	—	(44)	(100)

Underwriting income	1,622	1,234	31

Interest income	704	423	66
Net results from financial instruments	63	96	(34)
Gold and foreign currency quotation differences	1	4	(75)
Other operating income	285	89	220

Net operating income	2,675	1,846	45

Personnel expenses	(677)	(472)	43
Administrative expenses	(436)	(340)	28
Depreciations and devaluations of assets	(100)	(59)	69
Other operating expenses	(51)	—	N/A

Operating income	1,411	975	45

Income tax	(261)	(322)	(19)

Net income	1,150	653	76

Other comprehensive income	(14)	(11)	27

Total comprehensive income	1,136	642	77

Profitability
Percentages, except otherwise noted	2019	2018	Variation (bp)
Return on average assets(1)	29.43	22.99	644
Return on average shareholders’ equity(1)	67.48	54.18	1.330
Efficiency ratio (2)	50.05	53.90	(385)
Combined ratio(3)	58.43	62.03	(360)

(1)	Annualized.
(2)	Acquisition and general expenses divided by earned premiums plus other income and expenses.
(3)	Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Earned premium	1.272	1.160	1.009	10	26
Incurred claims	(205)	(180)	(133)	14	54
Withdrawals	(1)	(6)	(2)	(83)	(50)
Life annuities	(3)	(3)	(2)	—	50
Acquisition and general expenses	(561)	(600)	(725)	(6)	(23)
Other income and expenses	(4)	14	28	(129)	(114)

Underwriting income	498	385	175	29	185

Interest income	222	251	142	(12)	56
Net results from financial instruments	19	(1)	36	(2,000)	(47)
Gold and foreign currency quotation differences	2	(3)	(2)	(167)	(200)
Other operating income	68	43	9	58	656

Net operating income	809	675	360	20	125

Personnel expenses	(236)	(166)	(139)	42	70
Administrative expenses	(155)	(109)	(118)	42	31
Depreciations and devaluations of assets	(29)	(27)	(20)	7	45
Other operating expenses	(51)	—	147	—	(135)

Operating income	338	373	230	(9)	47

Income tax	(61)	(112)	(70)	(46)	(13)

Net income	277	261	160	6	73

Other comprehensive income	31	(41)	1	(176)	3.000

Total comprehensive income	308	220	161	40	91

Profitability	2019		2018	Variation (bp)
Percentages, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Return on average assets(1)	25,79	24,40	20,50	139	529
Return on average shareholders’ equity(1)	55,90	53,49	53,12	241	278
Efficiency ratio (2)	44.24	51,11	69,91	(687)	(2,567)
Combined ratio(3)	52.97	60,91	80,56	(794)	(2.759)

(1)	Annualized.
(2)	Acquisition and general expenses divided by earned premiums plus other income and expenses.
(3)	Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	4Q	3Q	4Q	vs 3Q19	vs 4Q18
Assets
Cash and due from banks	76	75	55	1	38
Debt securities	37	27	83	37	(55)
Net loans and other financing	263	307	426	(14)	(38)
Other financial assets	2,044	2,148	1,226	(5)	67
Property, bank premises, equipment	202	204	178	(1)	13
Intangible assets	55	63	61	(13)	(10)
Assets for insurance contracts	1,181	1,200	957	(2)	23
Other non-financial assets	193	248	148	(22)	30

Total assets	4,051	4,272	3,134	(5)	29

Liabilities
Financial entities	3	29	—	(90)	—
Liabilities for insurance contracts	1,473	1,338	1,147	10	28
Other non-financial liabilities	785	919	734	(15)	7

Total liabilities	2,261	2,286	1,881	(1)	20

Shareholders’ equity	1,790	1,986	1,253	(10)	43

RELEVANT INFORMATION

NOTES

On November 25, 2019, Banco Galicia issued Class VII Notes for Ps.4,182 million with an interest rate of Badlar plus 4%.

NARANJA AND DESPEGAR

During the Quarter, Tarjeta Naranja signed a ten-year commercial alliance with Despegar.com.ar S.A., one of the main travel agencies in Argentina, to engage in the joint promotion and sale of certain products and services of Despegar.com.ar S.A.

REGULATORY CHANGES

RESERVE REQUIREMENTS

As of January 1, 2020, the Argentine Central Bank increased the limit used to compute the decrease in the reserve requirement based on the granting of financing under the “Ahora 12” Program. This deduction may not exceed 1.5% (previously 1%) of the concepts in pesos subject to requirement, on average, from the month prior to the calculation, which may increase up to 2.5% if certain conditions are met.

In addition, a new decrease with respect to the reserve requirement was incorporated as of January 1, 2020, pursuant to which the reserve requirement can be reduced for an amount equivalent to 30% of certain financings in pesos granted to Micro SMEs with an interest rate equivalent or lower than 40%.

PROVIDERS OF PAYMENT SERVICES

The Argentine Central Bank issued regulations for the operation of payment accounts offered by Payment Service Providers (PSPs), which must be implemented, at latest, as of January 31, 2020.

PSPs are defined as legal entities that, without being financial entities, fulfill at least one function within a retail payment scheme, within the overall framework of the payment system.

One of these regulations establishes that the funds of clients accredited in payment accounts offered by PSPs must be made in sight accounts, in pesos, in financial institutions of Argentina and, at all times, available immediately before its requirement, for an amount at least equivalent to what was credited in such payment account.

INFLATION ACCOUNTING AND EXPECTED LOSS

The Financial Statements of Grupo Financiero Galicia, corresponding to the Fiscal Year, and the information included in this Press Release, do not contemplate the restatement criteria established in IAS 29 “Financial information in hyperinflationary economies”, nor point 5.5, impairment of IFRS 9 “Financial Instruments”.

As of the fiscal year beginning on January 1, 2020, in accordance with Communiqué “A” 6651 of the Argentine Central Bank, Grupo Financiero Galicia’s financial information will be restated in homogeneous currency.

The abovementioned application implies the recognition of the effects of inflation on the entity’s equity and its results, stating them in constant currency as of the date of the financial information.

In addition, in accordance with Communiqué “A” 6847, the expected credit loss model will be applied, which contemplates the application of point 5.5 of IFRS 9.

The net worth and the result of the Fiscal Year restated in homogeneous currency and considering the expected loss effect, would have amounted to Ps.112,654 million and Ps.21,854 million, respectively.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.